EXHIBIT 99.1

B Communications Ltd. (the “Company”) advises that at an Extraordinary General Meeting of the Company (the “Meeting”) held on November 7, 2013 the following resolutions were passed by shareholders:

(1)
 (a) To reelect two outside directors, Mr. Moshe Rosenthal and Ms. Debbie Saperia, for three year terms;    (b) to approve the compensation to the nominees for outside director in the minimum statutory amount for companies of our Company’s size set forth from time to time in the Regulations; and (c) to ratify the issuance of  new indemnification letters to the nominees and the inclusion of the nominees in the Company’s directors’ and officers’ liability insurance.

(2)	To approve the compensation policy for the Company’s directors and officers.

(3)	To approve an updated compensation arrangement for the Company’s chief executive officer in accordance with amendment no. 20 to the Israeli Companies Law.